Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune to Hold Conference Call to Discuss
Third Quarter Results for the Period Ended November 30, 2016

Laval, Québec, CANADA – January 4, 2017 – Neptune Technologies & Bioressources Inc. (“Neptune” or the “Company”) (NASDAQ.NEPT - TSX.NEPT), announces that it will be holding a conference call on January 12, 2017 at 5:30 PM (EST) to discuss its third quarter results for the period ended November 30, 2016.
The third quarter results press release will be issued after markets close on the same day.
Conference Call Details:

Date:	Thursday, January 12, 2017
Time:	5:30 PM Eastern Standard Time
Call:	1 (877) 223-4471 (within Canada and the U.S.) 1 (647) 788-4922 (outside Canada and the U.S.)
Webcast:	A live audio webcast and presentation of the results can be accessed at: http://neptunecorp.com/en/investors/events-presentations/

A replay of the call will be available for replay two hours after the call's completion, until February 12, 2017. The telephone numbers to access the replay of the call are 1 (416) 621-4642 or 1 (800) 585-8367 (toll-free), Conference ID 39042107. The archive of the webcast, along with its accompanying presentation, will also be made available immediately in the Investors section of Neptune’s website under Investor Events and Presentations.
About Neptune Technologies & Bioressources Inc.

Neptune is a nutrition products company focused on the business of customized unique nutrition solutions, specialty ingredients and consumer brands. The company develops turnkey solutions available in various unique delivery forms. Neptune also offers premium krill oil manufactured in its state-of-the art facility and a variety of other specialty ingredients such as marine and seed oils. Neptune sells its premium krill oil under the OCEANO3® brand directly to consumers in Canada and the United States through web sales at www.oceano3.com. OCEANO3 is also sold as a turnkey solution to distributors. The Company’s head office is located in Laval, Quebec.

Neptune is also pursuing opportunities in the prescription drug markets, through its approximately 48% owned subsidiary Acasti Pharma Inc. (“Acasti”). Acasti focuses on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

Neptune Contact:
Mario Paradis	James Carbonara
VP & CFO 1 (450) 687-2262	Hayden IR 1 (646) 755-4712
m.paradis@neptunecorp.com	james@haybenir.com
neptunecorp.com

Pierre Boucher
MaisonBrison 1 (514) 731-0000
pierre@maisonbrison.com

2 of 2